UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1 rue Hildegard Von Bingen

L-1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Atento Reports Fiscal 2020 Fourth Quarter and Full Year Results

Solid Q4 and FY 2020 with increased profitability and strong cash flow generation;

Debt refinancing concluded in Q1 2021;

Confidence in growing opportunities and improving future results

NEW YORK, March 3, 2021 – Atento S.A. (NYSE: ATTO) (“Atento” or the “Company”), the largest provider of customer relationship management and business-process outsourcing services in Latin America, and among the top five providers globally, today announced its fourth quarter and full-year operating and financial results for the period ending December 31, 2020. All comparisons in this announcement are year-over-year (YoY) and in constant-currency (CCY), unless noted otherwise.

Solid Q4 and FY 2020 with increased profitability and strong cash flow generation

•	Q4 revenues grew 1.6% on a CCY basis with consistent growth in Multisector across all regions driven by Next Generation Services primarily to Brazilian and US clients
•	Strong Q4 2020 EBITDA growth, with Consolidated EBITDA margin of 14.5%
•	Brazil: 18.4%; Americas: 14.7%; EMEA: 16.1%
•	FY Multisector revenues increased 4.9%, reaching 68.2% of total revenues, 3.4 percentage points higher than FY 2019
•	FY 2020 Consolidated EBITDA growth of 23.1% on a CCY basis, and 5.1% on a reported basis, despite the pandemic and a 30% BRL devaluation in the period
•	Solid improvement in Operating Cash Flow during the year, leading to FCF generation of $40 million in 2020

Enhancing operational efficiencies

•	Continued transformation of the cost structure, with approximately $60 million carry forward effect to 2021
•	Delivering operational excellence: Everest star performer and leader in 2021 Gartner Magic Quadrant

Successful debt refinancing and healthy balance sheet

•	Healthy balance sheet with solid cash position of $209 million
•	Net debt reduction of 13% versus Dec 2019, with leverage decreasing 70 basis points to 3.2x
•	Successfully concluded debt refinancing in Q1 2021, extending average debt life to 4.5 years

Innovation driving growth

•	First company in sector globally to be awarded with ISO 56002 Innovation certification
•	First company in sector globally to launch a startup accelerator (Atento Next) aimed at creating and developing new capabilities and enriching product portfolio

Introducing Fiscal 2021 Guidance

•	Revenue growth of Mid-Single Digit, with EBITDA Margin between 12.5% to 13.5%
•	Leverage improvement to 2.5x - 3.0x range

Summarized Consolidated Financials

($ in millions except EPS)	Q4 2020	Q4 2019	CCY Growth (1)	FY 2020	FY 2019	CCY Growth (1)
Income Statement (6)
Revenue	369.6	417.2	1.6%	1,412.3	1,707.3	-2.8%
EBITDA (2)	53.5	20.7	148.6%	161.2	153.4	23.1%
EBITDA Margin	14.5%	5.0%	9.5 p.p.	11.4%	9.0%	2.4 p.p.
Net Income (3)	(7.9)	(29.6)	-68.6%	(46.8)	(80.7)	-35.6%
Recurring Net Income (2)	4.5	(13.5)	N.M.	(10.1)	(23.9)	-65.0%
Earnings Per Share in the reverse split basis (2) (3) (5)	($0.57)	($2.13)	-68.8%	($3.32)	($5.59)	-33.9%
Recurring EPS in the reverse split basis (2) (5)	0.32	(0.97)	N.M.	(0.72)	(1.65)	-64.1%
Cash Flow, Debt and Leverage
Net Cash Used In Operating Activities	60.1	49.2		128.2	46.5
Cash and Cash Equivalents	209.0	124.7
Net Debt (4)	517.6	595.6
Net Leverage (4)	3.2x	3.9x

(1) Unless otherwise noted, all results are for Q4 and FY 2020; all revenue growth rates are on a constant currency basis, year-over-year; (2) EBITDA, Recurring Net Income/Recurring Earnings per Share (EPS) are Non-GAAP measures; (3) Reported Net Income and Earnings per Share (EPS) include the impact of non-cash foreign exchange gains/losses on intercompany balances; (4) Includes IFRS 16 impact in Net Debt and Leverage; (5) Earnings per share and Recurring Earnings per share in the reverse split basis is calculated by applying the ratio of conversion of 5.027090466672970 used in the reverse split into the previous weighted average number of ordinary shares outstanding. (6) The following selected financial information are preliminary, unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2020 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

1

Message from the CEO and CFO

We are pleased to report that 2020 marked the consolidation of Atento’s Three Horizon Plan, which is based on substantially improving our operational efficiency, promoting our next generation services and driving new avenues of growth, even amid the challenging environment imposed by the pandemic. We are incredibly proud of and thankful to our employees who worked very hard to help us overcome the numerous complex challenges arising from the pandemic, allowing us to continue growing and leading Next Generation CX in Latin America.

We are happy to report that our EBITDA grew 23.1% in the year, reaching 11.4% in EBITDA Margin, a 2.4 percentage point increase from 2019 despite the global environment, and a 30% BRL devaluation. We also reported an EBITDA margin of 14.5% in Q4, as our revenue mix continued to improve not only on higher Multisector sales, but also on the roll-out of efficient and innovative services across our markets, including in the US. We continued reshaping our relationship with Telefonica, with new wins in early 2021 which will positively impact the first half of 2021, as we reinforced our leadership in their share of wallet for CX services. Next Generation Services sales represented half of all new sales in 2020, compared to 40% in 2019, as we continue attracting fast-growing customers, such as born-digital, tech and media, that favor digital and tech-enabled CX solutions developed by our new innovation hub.

On the cost side, we executed a series of initiatives that led to increased operational efficiencies, enabling us to operate with even greater financial discipline. At the end of the year, approximately $85 million in annualized cost savings had been implemented, out of which $60 million in structural opex reduction will be carried forward to 2021. Efficiency initiatives implemented during the year included rightsizing operations, stricter cost control, adoption and expansion of the Atento@home operating model, and the implementation of Zero-Based Budgeting and shared services, among other initiatives to reduce costs.

The combination of improved revenue mix, operational efficiencies and an enhanced collections effort in the first half of 2020, drove a $40 million FCF generation in 2020, an increase of over $100 million compared to the negative $65 million in 2019.

The year also marked the resolution of the uncertainty related to our shareholder structure, with HPS, GIC and Farallon independently investing in our company and consequently transforming Atento into a Corporation. This was an important milestone as our Board is now comprised mostly of independent members, solidifying our governance and strengthening the diversity of knowledge and expertise of our Board.

Another key milestone was achieved in February 2021, when we successfully completed our debt refinancing. The new $500 million Senior Secured Notes matures in February 2026, extending the average life of our debt to 4.5 years from 1.5 years. The refinancing affords us greater financial flexibility to further penetrate high-growth verticals with Atento’s innovative next-generation CXM and BPO services. We will continue to seek ways to improve Atento’s capital structure as another means to drive shareholder value, and we remain committed to achieving our 2022 net debt-to-EBITDA target of 2.0 to 2.5 times. We believe this is one of the key elements to unlock value, creating a strong alignment between all stakeholders.

We are happy to see that the market has recognized our evolution. Our shares multiplied by over 6 times since April 2020, when uncertainties related to potential impacts from the pandemic peaked, while our bond price increased by roughly 80%. Having a highly oversubscribed book in our refinancing process and strong share re-rating is a testament that investors recognize the results we have already delivered as part of the turnaround process we initiated in 2019, and the strong results we have delivered despite the challenging pandemic environment. On top of the financial market recognition, we were also recognized by industry experts. We have been acknowledged by Everest as a star performer and by Gartner, which placed us at the top of the leaders group in its Magic Quadrant. But the most important recognition came from our clients, rewarding us with record high marks in customer satisfaction, as measured by our 44.8 NPS score in 2020 vs. 30.8 a year earlier.

We expect for 2021 that global and local brands will continue using new digital channels to improve relationships with end-customers, speeding up the transformation of the industry into the digital age. We also believe that the shift to more digital experiences as a consequence of the pandemic are here to stay, which presents a great opportunity for us to power more and more businesses in the regions where we operate.

We are confident in our ability to continue delivering improved results in 2021. In parallel, we see significant opportunities to continue evolving our value offering into more tech-oriented products, increasing penetration with fast growing verticals and expanding in geographies with higher underlying profitability. While we acknowledge that the recent performance of our shares partially reflects our delivery and evolution, we believe they remain undervalued and we expect that as we continue to deliver, our share price will follow.

Carlos López-Abadía	José Azevedo
Chief Executive Officer	Chief Financial Officer

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Fourth Quarter and Full-Year 2020 Consolidated Financial Results

In the fourth quarter, Atento’s revenue increased 1.6% YoY to $369.6 million, mainly driven by a 6.2% growth in Multisector sales, which expanded across all regions, reflecting the company’s effort to continue improving revenue mix into fast-growing and more profitable verticals. Telefónica revenues declined 7.3% in the quarter, still reflecting the discontinuation of unprofitable programs that were phased out throughout Q4 2019 in Brazil and lower volumes in Peru due to a stricter lockdown compared to other LatAm countries. On a sequential basis, Telefónica revenues increased 1.4%. In FY 2020, despite a strong impact from the pandemic in Q2 2020, consolidated revenues were down only 2.8%. Revenues from Multisector clients increased by 4.9%, while revenues from Telefónica decreased 15.9%.

Multisector revenues reached 68.2% of total sales, up from 64.7% at year-end 2019 and from 61.0% two years ago, as a result of higher sales of Next Generation services, such as high-value voice, integrated multichannel and automated back office services, which were up nearly 40% YoY and already represented half of all new sales in the year.

Consolidated EBITDA increased 148.6% to $53.5 million, while the corresponding margin reached 14.5%, the highest since the inception of the Three Horizon Plan, due to a better revenue mix of Multisector clients and Next Generation services as well as improved operational efficiencies and stricter cost control. For the year, EBITDA rose 23.1% on a CCY basis, and by 5.1% on a reported basis to $161.2 million, with the margin expanding 240 basis points to 11.4% on a CCY basis, despite the pandemic and a 30% BRL devaluation in the period.

Atento continued to maintain a comfortable level of financial liquidity at year-end, with net debt decreasing 13.1% to $517.6 million, mainly as a result of the $39.8 million free cash flow generation in 2020. The strong increase of over $100 million in free cash flow generation when compared to 2019 was due to the higher EBITDA combined with better cash conversion as a result of the collections efforts that substantially improved working capital. The Company ended the year with a cash balance of $209 million, which includes $60 million of drawn revolver credit facilities.

Segment Reporting

Brazil

($ in millions)	Q4 2020	Q4 2019	CCY growth	FY 2020	FY 2019	CCY growth
Brazil Region
Revenue	156.9	194.8	5.5%	609.4	827.3	-4.4%
Adjusted EBITDA	28.9	29.8	26.6%	81.8	111.7	-4.8%
Adjusted EBITDA Margin	18.4%	15.3%	3.1 p.p.	13.4%	13.5%	-0.1 p.p.
Profit/(loss) for the period	(0.1)	(4.7)	-96.4%	(21.5)	(18.0)	52.2%
Brazil Revenue Mix	2020			2019

Notes:

▪	Y-o-Y changes are in constant currency

Revenue in Brazil, Atento’s flagship operation, increased 5.5% during the quarter to $156.9 million, fueled by a 13.0% multisector growth. This growth reflects the company’s focus on continuing to sell Next Generation Services and further penetrating fast-growing verticals such as born-digital, tech and media. FY 2020 revenues from Multisector grew 3.4%, reaching 78.0% of Brazil’s 2020 total revenue versus 72.6% in the prior year. Revenues from Telefónica decreased 15.4% in Q4 2020, still reflecting the discontinuation of unprofitable programs that were phased out throughout Q4 2019. It is important to highlight that we have been gaining new contracts with Telefónica in Brazil in the first months of the year and expect this to be reflected in 1H21 revenues.

The better revenue mix combined with higher efficiencies boosted EBITDA by 26.6% versus Q4 2019, with EBITDA margin expanding 310 basis points to 18.4%. On FY 2020, EBITDA Margin was flat, reflecting the impact of the pandemic mainly in Q2 2020.

3

Americas Region

($ in millions)	Q4 2020	Q4 2019	CCY growth	FY 2020	FY 2019	CCY growth
Americas Region
Revenue	156.1	167.0	0.6%	582.2	660.1	-1.4%
Adjusted EBITDA	23.0	(11.2)	N.M	66.8	32.4	35.2%
Adjusted EBITDA Margin	14.7%	-6.7%	N.M.	11.5%	4.9%	6.6 p.p.
Profit/(loss) for the period	(2.1)	(16.7)	-82.4%	(10.0)	(25.9)	-44.9%
Americas Revenue Mix	2020			2019

In the Americas, revenue recorded a slight increase of 0.6% YoY to $156.1 million, with Multisector sales increasing 4.8% YoY, driven mainly by the 43% expansion of US revenues and by over 60% increase on the US Nearshore countries. Telefónica revenues decreased 7.2% YoY, mainly in Peru where the lockdown effects were more severe in this country.

FY 2020 revenue decreased 1.4%, as a 13.0% decrease in TEF revenue more than offset a 5.7% increase in Multisector sales during the year. The decline in the former category was due the pandemic’s impact in the second quarter of the year, mainly in Peru. As a percentage of Americas 2020 revenue, Multisector revenue was 66.3% versus 63.2% in the previous year, a 310 basis point increase.

The region’s Adjusted EBITDA was $23.0 million, with the corresponding margin at a solid 14.7%. For the year, Adjusted EBITDA increased 35.2% to $66.8 million, with the margin expanding 660 basis points to 11.5%, due to an improved revenue mix, higher efficiencies and a low comparison base due to the $30.9 million impact from the Argentina Impairment on Q4 2019.

EMEA Region

($ in millions)	Q4 2020	Q4 2019	CCY growth	FY 2020	FY 2019	CCY growth
EMEA Region
Revenue	66.2	57.4	7.1%	234.7	232.8	-0.9%
Adjusted EBITDA	10.7	4.1	N.M	21.3	21.8	-2.8%
Adjusted EBITDA Margin	16.1%	7.1%	9.0 p.p.	9.1%	9.4%	-0.2 p.p.
Profit/(loss) for the period	6.5	(22.3)	N.M	5.2	(22.2)	N.M
EMEA Revenue Mix	2020			2019

In EMEA, an 11.7% increase in Multisector sales, driven by telco, utilities and public services, coupled with a 2.5% increase in TEF revenues, led to a 7.1% increase in revenue during the quarter, totaling $66.2 million. For the year, revenues were slightly down as the 9.7% increase in Multisector revenues was offset by a 9.3% decline in TEF revenue, mainly reflecting impacts from the pandemic in Q2 2020. Multisector sales accounted for 49.2% of the region’s total revenue in FY 2020 compared to 43.1% in FY 2019.

4

EMEA’s Adjusted EBITDA more than doubled to $10.7 million, while the EBITDA margin expanded 900 basis points to 16.1%. The region’s profitability improved as a result of better revenue mix, including Next Generation services, combined with higher operating efficiencies. On an annual basis, Adjusted EBITDA decreased 2.8% to $21.3 million, mainly due to the impact of Covid-19, especially in Q2 2020.

Cash Flow

Cashflow Statement ($ in millions)	Q4 2020	Q4 2019	FY 2020	FY 2019
Cash and cash equivalents at beginning of period	196.6	105.5	124.7	133.5
Net Cash from Operating activities	60.1	49.2	128.2	46.5
Net Cash used in Investing activities	(10.9)	(8.3)	(38.2)	(55.9)
Net Cash (used in)/ provided by Financing activities	(36.4)	(24.7)	(0.3)	5.0
Net (increase/decrease) in cash and cash equivalents	12.8	16.2	89.8	(4.4)
Effect of changes in exchanges rates	(0.4)	2.9	(5.5)	(4.5)
Cash and cash equivalents at end of period	209.0	124.7	209.0	124.7

Indirect Cash Flow View – FY 2020 ($ in millions)

The combination of higher EBITDA in the period with a positive impact from working capital as a result of the efforts to improve overdue collections was responsible for the improvement in both Operating Cash Flow and Free Cash Flow generation. In 2020, Atento generated $39.8 million in FCF, compared to negative $65.5 million in 2019.

Cash Capex was 2.7% of revenues in 2020, compared to 2.4% in 2019. Going forward, we expect cash capex to be aligned with industry standards, close to 4% of revenues.

5

Indebtedness & Capital Structure

US$MM	Maturity	Interest Rate	Outstanding Balance 4Q20
SSN (1) (USD)	2022	6.125%	505.6
Super Senior Credit Facility	2021	5.223%	30.0
Other Revolving Credit Facilities	2021	CDI + 4.50	32.3
Other Borrowings and Leases	2025	Variable	15.2
BNDES (BRL)	2022	TJLP + 2.0%	0.6
Debt with Third Parties			583.7
Leasing (IFRS 16)			142.9
Gross Debt (Debt with Third Parties + IFRS 16)			726.6
Cash and Cash Equivalents			209.0
Net Debt			517.6

(1) Cross currency swaps cover 100% of coupon payments until maturity

Net Leverage

At year-end 2020, gross debt was $726.6 million, which included $142.9 million in leasing obligations under IFRS 16. Atento finished the year with cash and cash equivalents of $209.0 million, a sequential and YoY increase of $12.4 million (+6.3%) and $84.3 million (+67.6%), respectively, including the $60 million of drawn revolving credit facilities. Net debt decreased 13.1% when compared to December 2019, reflecting the strong FCF generation in 2020.

Net leverage as of Q4 2020 decreased 0.7x when compared to Q4 2019, as a result of higher EBITDA from better revenue mix and improved efficiencies, and also the phase out of the impact of the impairment in Argentina during Q4 2019. Excluding the impact of the impairment in Argentina during Q4 2019, net leverage remained flat in Q4 2020 YoY, which is a remarkable result considering the challenging environment from the pandemic and the 30% BRL devaluation effect on EBITDA.

On February 19, 2021, Atento successfully completed its $500M bond refinancing. The new $500 million Senior Secured Notes mature on February 10, 2026 and will pay interest at a rate of 8.0% per annum. With this transaction, the Company’s average debt life increased from 1.5 years to 4.5 years.

The new notes are protected by certain hedging instruments, with the coupons hedged through maturity, while the principal is hedged for a period of 3 years. The instruments consist mainly of cross-currency swaps in BRL, PEN and Euro. As a reference, the BRL cost is approximately 180% of CDI (equivalent to circa 3.5% p.a. with the current CDI).

6

Introducing Fiscal 2021 Guidance

	2020 Reported	FY 2021
Revenue growth (in constant currency)	-2.8%	Mid-single digit
EBITDA margin	11.4%	12.5%-13.5%
Leverage (x)	3.2x	2.5x-3.0x
Cash Capex as % of Revenues	2.7%	4.0-4.5%

Share Repurchase Program

In the quarter, the Company repurchased 37,364 shares under its Share Repurchase Program, at a cost of $0.4 million, at an average price of $10.96. At the end of December 2020, Atento held 1,010,502 shares in treasury. On February 24, 2021, the Board of Directors approved the extension of the current program for additional 12 months, with the new expiration date on March 10, 2022.

Conference Call

The Company will host a conference call and webcast on Thursday, March 4, 2021 at 10:00 am ET to discuss its financial results. The conference call can be accessed by dialing: USA: +1 (866) 807-9684; UK: (+44) 20 3514 3188; Brazil: (+55) 11 4933-0682; or Spain: (+34) 91 414 9260. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations The live webcast of the conference call will be available on Atento's Investor Relations website at investors.atento.com (Click here). A web-based archive of the conference call will also be available at the above website.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services in Latin America, and among the top five providers globally. Atento is also a leading provider of nearshoring CRM BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs approximately 139,800 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento was named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. Also, in 2021 Everest named Atento as a star performer Gartner named the company as a leader in the 2021 Gartner Magic Quadrant. For more information visit www.atento.com

Investor Relations Shay Chor + 55 11 3293-5926 shay.chor@atento.com	Investor Relations Fernando Schneider + 55 11 3779-8119 fernando.schneider@atento.com	Media Relations Pablo Sánchez Pérez +34 670031347 pablo.sanchez@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the Covid-19 pandemic on our business operations, financial results and financial position and on the world economy. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento's highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento's ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento's clients; the non-exclusive nature of Atento's client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento's businesses; Atento's ability to protect its proprietary information or technology; service interruptions to Atento's data and operation centers; Atento's ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento's ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento's ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento's ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento's ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento's lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

7

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

8

SELECTED FINANCIAL DATA:

The following selected financial information are preliminary, unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2020 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

Consolidated Statements of Operations for the Three Months and Year Ended December 31, 2019 and 2020

	For the three months ended December 31				For the year ended December 31
($ in millions, except percentage changes)	2020	2019	Change (%)	Change excluding FX (%)	2020	2019	Change (%)	Change excluding FX (%)
	(unaudited)				(unaudited)
Revenue	369.6	417.2	(11.4)	1.6	1,412.3	1,707.3	(17.3)	(2.8)
Other operating income	2.5	1.9	34.2	43.8	5.6	4.5	22.8	31.0
Other gains and own work capitalized	0.1	3.5	(98.4)	(98.5)	0.1	10.5	(99.1)	(99.1)
Operating expenses:
Supplies	(21.1)	(17.1)	23.1	42.6	(72.3)	(66.4)	8.8	27.5
Employee benefit expenses	(266.5)	(314.3)	(15.2)	(3.6)	(1,060.4)	(1,301.0)	(18.5)	(4.6)
Depreciation	(17.9)	(24.1)	(25.6)	(13.0)	(73.9)	(83.6)	(11.5)	4.7
Amortization	(12.8)	(17.3)	(25.9)	(16.9)	(47.0)	(57.2)	(17.9)	(4.3)
Changes in trade provisions	(1.8)	(0.3)	N.M.	N.M.	(5.3)	(3.7)	41.9	65.3
Impairment charges	-	(30.9)	(100.0)	(100.0)	-	(30.9)	(100.0)	(100.0)
Other operating expenses	(29.3)	(39.2)	(25.2)	(13.7)	(118.7)	(166.8)	(28.8)	(17.0)
Total operating expenses	(349.4)	(443.3)	(21.2)	(9.0)	(1,377.6)	(1,709.7)	(19.4)	(5.5)
Operating profit	22.7	(20.7)	N.M.	N.M.	40.3	12.6	N.M.	N.M.
Finance income	2.7	15.4	(82.7)	(75.9)	15.7	20.0	(21.8)	7.2
Finance costs	(18.3)	(14.0)	31.0	38.8	(69.9)	(68.1)	2.6	13.6
Net foreign exchange loss	(9.7)	(8.4)	16.0	72.5	(27.8)	(9.1)	N.M.	N.M.
Net finance expense	(25.3)	(6.9)	N.M.	N.M.	(82.0)	(57.1)	43.6	80.2
Profit/(oss) before income tax	(2.6)	(27.6)	(90.5)	(88.3)	(41.7)	(44.5)	(6.3)	21.6
Income tax benefit/(expense)	(5.3)	(2.0)	N.M.	76.8	(5.1)	(36.2)	(85.9)	(86.7)
Profit/(loss) for the period	(7.9)	(29.6)	(73.2)	(68.6)	(46.8)	(80.7)	(42.0)	(35.6)
Profit/(loss) attributable to:
Owners of the parent	(7.9)	(29.6)	(73.2)	(68.6)	(46.8)	(81.3)	(42.4)	(36.0)
Non-controlling interest					-	0.6	(100.0)	(100.0)
Profit/(loss) for the period	(7.9)	(29.6)	(73.2)	(68.6)	(46.8)	(80.7)	(42.0)	(35.6)
Other financial data:
EBITDA (1) (unaudited)	53.5	20.7	N.M.	148.6	161.2	153.4	5.1	23.1
Adjusted EBITDA (1) (unaudited)	53.5	20.7	N.M.	148.6	161.2	153.4	5.1	23.1

(1) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

N.M. means not meaningful

9

Consolidated Statements of Operations by Segment for the Three Months and Year Ended December 31, 2019 and 2020

($ in millions, except percentage changes)	For the three months ended December 31,		Change (%)	Change Excluding FX (%)	For the year ended December 31,		Change (%)	Change Excluding FX (%)
	2020	2019			2020	2019
	(unaudited)
Revenue:
Brazil	156.9	194.8	(19.4)	5.5	609.4	827.3	(26.3)	(4.4)
Americas	156.1	167.0	(6.6)	0.6	582.2	660.1	(11.8)	(1.4)
EMEA	66.2	57.4	15.3	7.1	234.7	232.8	0.8	(0.9)
Other and eliminations (1)	(9.6)	(2.0)	N.M.	N.M.	(14.0)	(12.9)	8.0	15.9
Total revenue	369.6	417.2	(11.4)	1.6	1,412.3	1,707.3	(17.3)	(2.8)
Operating expenses:
Brazil	(144.9)	(191.1)	(24.1)	(0.8)	(594.7)	(807.4)	(26.3)	(4.5)
Americas	(152.7)	(193.8)	(21.2)	(12.0)	(576.7)	(679.5)	(15.1)	(4.2)
EMEA	(63.8)	(64.5)	(1.0)	(8.3)	(235.1	(244.1)	(3.7)	(5.7)
Other and eliminations (1)	12.0	6.1	96.9	126.2	28.9	21.4	34.9	68.9
Total operating expenses	(349.4)	(443.3)	(21.2)	(9.0)	(1,377.6)	(1,709.7)	(19.4)	(5.5)
Operating profit/(loss):
Brazil	12.0	4.5	N.M.	N.M.	14.8	21.1	(29.7)	(5.9)
Americas	4.2	(26.4)	N.M.	N.M.	7.9	(18.2)	-143.3	N.M.
EMEA	4.1	(2.8)	N.M.	N.M.	2.8	1.2	133.9	N.M.
Other and eliminations (1)	2.4	4.0	(39.9)	(28.7)	14.8	8.6	73.0	N.M.
Total operating profit/(loss)	22.7	(20.7)	N.M.	N.M.	40.3	12.6	N.M.	N.M.
Net finance expense:
Brazil	(8.2)	(10.5)	(22.2)	2.0	(42.1)	(46.5)	(9.5)	17.9
Americas	(3.2)	8.9	N.M.	N.M.	(9.6)	(5.6)	71.2	88.3
EMEA	(1.8)	(0.6)	N.M.	N.M.	(1.3)	(1.4)	(10.9)	(10.9)
Other and eliminations (1)	(12.1)	(4.7)	N.M.	N.M.	(29.1)	(3.6)	N.M.	N.M.
Total net finance expense	(25.3)	(6.9)	N.M.	N.M.	(82.0)	(57.1)	43.6	80.2
Income tax benefit/(expense):
Brazil	(3.9)	1.3	N.M.	N.M.	5.7	7.4	(22.6)	(0.8)
Americas	(3.1)	0.7	N.M.	N.M.	(8.3)	(2.0)	N.M.	N.M.
EMEA	4.2	(18.8)	N.M.	N.M.	3.6	(22.0)	N.M.	N.M.
Other and eliminations (1)	(2.5)	14.7	N.M.	N.M.	(6.2)	(19.6)	(68.6)	(65.2)
Total income tax benefit/(expense)	(5.3)	(2.0)	N.M.	N.M.	(5.1)	(36.2)	(85.9)	(86.7)
Profit/(loss) for the period:
Brazil	(0.1)	(4.7)	(97.2)	(96.4)	(21.5)	(18.0)	19.5	52.2
Americas	(2.1)	(16.7)	(87.5)	(82.4)	(10.0)	(25.9)	(61.2)	(44.9)
EMEA	6.5	(22.3)	N.M.	N.M.	5.2	(22.2)	N.M.	N.M.
Other and eliminations (1)	(12.3)	14.0	N.M.	N.M.	(20.4)	(14.6)	39.6	28.6
Profit/(loss) for the period	(7.9)	(29.6)	(73.2)	(68.6)	(46.8)	(80.7)	(42.0)	(35.6)
Profit/(loss) attributable to:
Owners of the parent	(7.9)	(29.6)	(73.2)	(68.6)	(46.8)	(81.3)	(42.4)	(36.0)
Non-controlling interest	-	-	N.M.	N.M.	-	0.6	N.M.	N.M.
Other financial data:
EBITDA (2):
Brazil	27.7	26.7	3.7	35.7	78.1	96.9	(19.4)	5.0
Americas	15.8	(13.1)	N.M.	N.M.	52.7	30.7	71.6	54.1
EMEA	7.5	3.1	142.7	134.6	15.3	17.0	(9.6)	(9.6)
Other and eliminations (1)	2.4	4.0	(39.4)	(28.3)	15.1	8.8	71.0	N.M.
Total EBITDA (unaudited)	53.5	20.7	N.M.	148.6	161.2	153.4	5.1	23.1
Adjusted EBITDA (2):
Brazil	28.9	29.8	(2.8)	26.6	81.8	111.7	(26.8)	(4.8)
Americas	23.0	(11.2)	N.M.	N.M.	66.8	32.4	105.8	35.2
EMEA	10.7	4.1	N.M.	N.M.	21.3	21.8	(2.3)	(2.8)
Other and eliminations (1)	(9.1)	(1.9)	N.M.	N.M.	(8.6)	(12.6)	(31.2)	(67.1)
Total Adjusted EBITDA (unaudited)	53.5	20.7	N.M.	148.6	161.2	153.4	5.1	23.1

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

10

Balance Sheet ($ Thousands)

ASSETS
	December 31,	December 31,
	2020	2019
	(unaudited)	(audited)
NON-CURRENT ASSETS	614,922	765,839

Intangible assets	105,929	160,041
Goodwill	103,014	119,902
Right-of-use assets	137,842	181,564
Property, plant and equipment	90,888	116,893
Non-current financial assets	70,275	82,158
Trade and other receivables	20,995	22,124
Other non-current financial assets	38,192	54,652
Derivative financial instruments	11,088	5,382
Other taxes receivable	4,815	5,650
Deferred tax assets	102,159	99,631

CURRENT ASSETS	571,802	538,772

Trade and other receivables	324,856	388,308
Trade and other receivables	299,092	359,599
Current income tax receivable	25,764	28,709
Other taxes receivable	36,794	24,664
Other current financial assets	1,158	1,094
Cash and cash equivalents	208,994	124,706

TOTAL ASSETS	1,186,724	1,304,611
11

EQUITY AND LIABILITIES	December 31,	December 31,
	2020	2019
	(unaudited)	(audited)

TOTAL EQUITY	119,092	207,020
EQUITY ATTRIBUTABLE TO:
OWNERS OF THE PARENT COMPANY	119,092	207,020

Share capital	49	49
Share premium	613,619	619,461
Treasury shares	(12,312)	(19,319)
Retained losses	(178,907)	(127,070)
Translation differences	(281,864)	(271,273)
Cash flow / Net investment Hedge	(37,360)	(8,872)
Stock-based compensation	15,867	14,044

NON-CURRENT LIABILITIES	662,895	718,989

Deferred tax liabilities	11,642	20,378
Debt with third parties	594,636	633,498
Derivative financial instruments	5,220	2,289
Provisions and contingencies	45,617	48,326
Non-trade payables	3,887	11,744
Other taxes payable	1,893	2,754

CURRENT LIABILITIES	404,737	378,602

Debt with third parties	131,943	87,117
Derivative financial instruments	-	167
Trade and other payables	250,835	272,547
Trade payables	60,527	71,676
Income tax payables	16,838	12,671
Other taxes payables	97,104	93,765
Other non-trade payables	76,366	94,435
Provisions and contingencies	21,959	18,771
TOTAL EQUITY AND LIABILITIES	1,186,724	1,304,611

12

Cash Flow ($ thousand)

	For the three months ended December 31,		For the nine months ended December 31,
	2020	2019	2020	2019
	(unaudited)
Operating activities
Loss before income tax	(2.6)	(27.6)	(41.7)	(44.5)
Adjustments to reconcile loss before income tax to net cash flows:
Amortization and depreciation	30.7	41.4	120.9	140.8
Changes in trade provisions	1.8	0.3	5.3	3.7
Impairment losses	0.0	30.9	0.0	30.9
Share-based payment expense	1.2	2.2	4.3	5.2
Change in provisions	5.3	1.2	27.3	33.9
Grants released to income	(0.4)	(0.3)	(0.9)	(1.2)
Losses on disposal of property, plant and equipment	0.2	0.1	0.3	0.2
Finance income	(2.7)	(15.4)	(15.7)	(20.0)
Finance costs	18.3	14.0	69.9	68.1
Net foreign exchange differences	9.7	8.4	27.8	9.1
Change in other (gains)/ losses and own work capitalized	(0.1)	(4.1)	(0.2)	(23.0)
	64.0	78.6	239.0	247.7
Changes in working capital:
Changes in trade and other receivables	15.3	55.2	2.2	(55.7)
Changes in trade and other payables	(4.7)	(32.3)	2.7	-
Other assets/(payables)	1.6	(14.3)	(14.1)	(4.8)
	12.2	8.7	(9.2)	(60.5)

Interest paid	(3.8)	(3.4)	(46.2)	(48.7)
Interest received	0.1	0.1	11.8	1.4
Income tax paid	(3.9)	2.0	(11.2)	(31.3)
Other payments	(5.9)	(9.3)	(14.3)	(17.6)
	(13.5)	(10.5)	(59.9)	(96.2)
Net cash flows from operating activities	60.1	49.2	128.2	46.5
Investing activities
Payments for acquisition of intangible assets	(1.6)	(6.2)	(6.9)	(18.7)
Payments for acquisition of property, plant and equipment	(9.3)	(2.1)	(31.3)	(21.4)
Acquisition of subsidiaries, net of cash acquired	0.0	0.0	0.0	(15.8)
Net cash flows used in investing activities	(10.9)	(8.3)	(38.2)	(55.9)
Financing activities
Proceeds from borrowing from third parties	12.1	0.8	121.8	173.7
Repayment of borrowing from third parties	(29.5)	(7.4)	(70.5)	(101.5)
Payments of lease liabilities	(18.7)	(14.6)	(50.2)	-56.1
Acquisition of treasury shares	(0.4)	(3.5)	(1.3)	(11.1)
Net cash flows provided by/(used in) financing activities	(36.4)	(24.7)	(0.3)	5.0
Net (decrease)/increase in cash and cash equivalents	12.8	16.2	89.8	-4.4
Foreign exchange differences	(0.4_	2.9	(5.5)	(4.5)
Cash and cash equivalents at beginning of period	196.6	105.5	124.7	133.5
Cash and cash equivalents at end of period	209.0	124.7	209.0	124.7

13

Adjustments to EBITDA by Quarter

	Fiscal 2018					Fiscal 2019					Fiscal 2020
($ in millions)	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Profit/(loss) for the period	(1.7)	4.0	3.1	15.0	20.5	(45.6)	(6.6)	1.3	(29.6)	(80.7)	(7.4)	(18.3)	(13.1)	(7.9)	(46.8)
Net finance expense	19.6	21.9	18.3	(4.2)	55.6	17.3	19.1	13.8	6.9	57.1	16.9	14.2	25.6	25.3	82.0
Income tax expense	5.5	(0.5)	3.8	4.6	13.4	(2.9)	(3.1)	2.3	2.0	36.2	(0.2)	(2.4)	2.3	5.3	5.1
Write-off of deferred tax assets	-	-	-	-	-	37.8	-	-	-	-	-	-	-	-	-
Depreciation and amortization	26.3	23.6	21.8	23.6	95.2	35.3	33.2	30.8	41.4	140.8	31.5	28.7	30.0	30.7	120.9
EBITDA (non-GAAP) (unaudited)	49.8	49.1	46.9	39.0	184.8	42.0	42.6	48.1	20.7	153.4	40.8	22.2	44.8	53.5	161.2
Adjusted EBITDA Margins	10.1%	10.4%	10.9%	9.2%	10.2%	9.6%	9.6%	11.7	5.0%	9.0%	10.9%	7.1%	12.7%	14.5%	11.4%

IFRS 16 Effect

IFRS 16: Effect	FY 2020	FY 2019
Revenue	0.0	0.0
EBITDA	47.8	52.4
Depreciation & Amortization	(44.0)	(49.3)
Operating Profit	3.8	3.1
Finance costs	(14.4)	(17.5)
(Loss)/profit before income tax	(10.6)	(14.4)
Income tax expense	0.0	0.4
(Loss)/profit after income tax	(10.6)	(14.1)

Add-Backs to Net Income by Quarter

	Fiscal 2018					Fiscal 2019					Fiscal 2020
($ in millions, except percentage changes)	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Profit/(Loss) attributable to equity holders of the parent	(1.7)	4.0	3.1	15.0	20.5	(45.6)	(6.6)	1.3	(29.6)	(80.7)	(7.4)	(18.3)	(13.1)	(7.9)	(46.8)
Amortization of Acquisition related Intangible assets	5.7	5.3	5.1	5.1	21.2	5.1	5.0	4.9	5.5	20.6	5.0	4.3	4.5	4.5	18.3
Net foreign exchange gain on financial instruments	3.1	(9.0)	5.9	-	0.0	-	-	-	-		-
Net foreign exchange impacts	2.8	19.0	9.3	(2.3)	28.8	1.6	1.4	(2.3)	8.4	9.1	3.5	5.8	8.8	9.7	27.8
Tax effect	(2.4)	(3.7)	(4.6)	(1.6)	(11.3)	34.6	(6.8)	(2.2)	2.2	27.7	(4.5)	(2.0)	(1.4)	(1.7)	(9.4)
Other	-	-	-	-	-	-	-	-	-
Adjusted Earnings (non-GAAP) (unaudited)	7.5	15.1	15.7	16.2	59.1	(4.3)	(6.9)	1.6	(13.5)	(23.2)	(3.4)	(10.2)	(1.2)	4.5	(10.1)
Adjusted Earnings per share (in U.S. dollars) in the reverse split basis	0.51	1.01	1.27	1.11	4.03	(0.29)	(0.47)	0.11	(0.97)	(1.61)	(0.24)	(0.70)	(0.09)	0.32	(0.72)
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	7.8	14.3	18.4	15.7	57.2	(4.7)	(7.2)	1.6	(13.5)	(23.9)	(3.4)	(10.2)	(1.2)	4.5	(10.1)
Adjusted Earnings attributable to Owners of the parent (in U.S. dollars) in the reverse split basis	0.53	0.96	1.25	1.06	3.89	(0.32)	(0.49)	0.11	(0.97)	(1.65)	(0.24)	(0.70)	(0.09)	0.32	(0.72)

(*)	We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)	Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.
14

(b)	Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations and for comparability, and those adjustments are added back to calculate Adjusted Earnings.

(**)	Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 13,903,439 and 14,004,490 for the three months ended December 31, 2019 and 2020, respectively.
(***)	Adjusted Earnings per share in the reverse split basis is calculated by applying the ratio of conversion of 5.027090466672970 used in the reverse split into the previous weighted average number of ordinary shares outstanding

Effective Tax Rate

($ in millions, except percentage changes)	Fiscal 2018	Fiscal 2019	Fiscal 2020	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020
Profit/(loss) before tax[1]	33.9	(44.5)	(41.7)	3.9	3.6	6.9	19.6	(10.6)	(9.7)	3.5	(27.6)	(7.6)	(20.7)	(10.8)	(2.6)
(+) Total Add-backs to Net Income (excluding tax effect)	50.0	29.7	46.1	11.5	15.3	20.3	2.8	6.7	6.5	2.6	13.9	8.5	10.1	13.3	14.2
Amortization of Acquisition related Intangible assets	21.2	20.6	18.3	5.7	5.3	5.1	5.1	5.1	5.0	4.9	5.5	5.0	4.3	4.5	4.5
Net foreign exchange gain on financial instruments	0.0	-	-	3.1	(9.0)	5.9	-	-	-	-	-	-	-	-	-
Net foreign exchange impacts	28.8	9.1	27.8	2.8	19.0	9.3	(2.3)	1.6	1.4	(2.3)	8.4	3.5	5.8	8.8	9.7
= Recurring Profit/(loss) before tax (non-GAAP) (unaudited)	83.9	(14.8)	4.4	15.4	18.9	27.2	22.4	(3.9)	(3.2)	6.1	(13.7)	0.9	(10.6)	2.5	11.6
(-) Recurring Tax	(24.8)	(8.5)	(14.5)	(7.9)	(3.2)	(8.4)	(6.2)	(0.4)	(3.7)	(4.5)	0.1	(4.3)	0.4	(3.7)	(7.1)
Income tax expense (reported)	(13.4)	(36.2)	(5.1)	(5.5)	0.5	(3.8)	(4.6)	(35.0)	3.1	(2.3)	(2.0)	0.2	2.4	(2.3)	(5.3)
Tax effect (non-recurring)	(11.3)	27.7	(9.4)	(2.4)	(3.7)	(4.6)	(1.6)	34.6	(6.8)	(2.2)	2.2	(4.5)	(2.0)	(1.4)	(1.7)
= Adjusted Earnings (non-GAAP) (unaudited)	59.1	(23.2)	(10.1)	7.5	15.7	18.7	16.2	(4.3)	(6.9)	1.6	(13.5)	(3.4)	(10.2)	(1.2)	4.5

Recurring ETR	30.5%	57.4%	N.M.	51.3%	17.7%	31.1%	31.4%	9.8%	N.M.	74.1%	0.8%	N.M.	3.8%	N.M.	61.0%

(1) Profit/(loss) before income tax from continuing operations

Financing Arrangements

Net debt with third parties as of December 31, 2019 and 2020 is as follow:

($ in millions, except Net Debt/Adj. EBITDA LTM)	On December 31, 2020	On December 31, 2019
Cash and cash equivalents	209.0	124.7
Debt:
Senior Secured Notes	505.6	501.9
Super Senior Credit Facility	30.0	-
BNDES	0.6	1.2
Lease Liabilities (3)	151.5	194.8
Other Borrowings	38.9	22.8
Total Debt	726.6	720.6
Net Debt with third parties (1) (unaudited)	517.6	595.9
EBITDA LTM (2) (non-GAAP) (unaudited)	161.2	153.4
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	3.2x	3.9x
(1)	In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.
(2)	EBITDA LTM (Last Twelve Months)
(3)	Consider the impact in December 31, 2020 of application of IFRS16 (former operating leases not related to short-term or low-value leases are now shown as debt) was $142.8 million and $8.7 million of other financial leases.

15

Revenue Mix by Service Type

	Fiscal 2018					Fiscal 2019					Fiscal 2020
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Customer Service	51.1%	51.8%	50.6%	50.3%	50.7%	51.7%	52.0%	53.0%	54.6%	52.8%	56.4%	60.9%	58.2%	59.5%	58.5%
Sales	18.1%	18.0%	18.3%	18.5%	17.7%	17.0%	16.9%	16.9%	15.6%	16.6%	13.3%	9.8%	12.6%	12.9%	12.3%
Collection	7.3%	7.5%	8.2%	8.8%	8.2%	7.9%	7.8%	7.4%	7.1%	7.5%	7.1%	7.0%	7.1%	6.6%	6.9%
Back Office	12.0%	12.2%	13.1%	12.5%	12.9%	12.8%	12.3%	12.8%	13.0%	12.7%	13.5%	13.0%	12.3%	12.8%	12.7%
Technical Support	7.7%	6.9%	6.3%	6.3%	6.9%	6.7%	7.1%	6.2%	5.9%	6.4%	6.1%	5.9%	5.5%	5.4%	5.8%
Others	3.8%	3.7%	3.5%	3.6%	3.6%	3.9%	3.9%	3.7%	3.8%	4.0%	3.6%	3.3%	4.3%	2.8%	3.8%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100%	100.0%

Number of Workstations and Delivery Centers

	Number of Workstations		Number of Service Delivery Centers (1)
	2020	2019	2020	2019
Brazil	49,294	49,486	31	33
Americas	38,761	37,765	49	48
Argentina (2)	4,025	4,363	12	12
Central America (3)	2,842	2,319	3	3
Chile	2,310	2,595	4	4
Colombia	9,184	9,006	9	9
Mexico	10,179	9,800	15	14
Peru	8,918	8,479	3	3
United States (4)	1,303	1,203	3	3
EMEA	5,253	5,321	14	15
Spain	5,253	5,321	14	15
Total	93,308	92,572	94	96

(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.

(2) Includes Uruguay.

(3) Includes Guatemala and El Salvador.

(4) Includes Puerto Rico.

FX Rates

FX Assumptions (Average)	Q1 2018	Q2 2018	Q3 2018	Q4 2018	FY 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019	FY 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	FY 2020
Euro (EUR)	0.81	0.84	0.86	0.88	0.85	0.88	0.89	0.90	0.90	0.89	0.91	0.91	0.86	0.84	0.88
Brazilian Real (BRL)	3.25	3.60	3.96	3.81	3.65	3.77	3.92	3.97	4.12	3.94	4.46	5.38	5.38	5.40	5.15
Mexican Peso (MXN)	18.71	19.42	18.98	19.85	19.24	19.20	19.12	19.44	19.25	19.25	20.00	23.33	22.09	20.55	21.49
Colombian Peso (COP)	2,858.33	2,838.34	2,961.69	3,162.98	2,955.34	3,135.29	3,240.94	3,340.81	3,408.36	3,281.35	3,534.22	3,847.83	3,732.36	3,663.43	3,694.46
Chilean Peso (CLP)	601.97	620.73	663.19	679.62	641.38	667.01	683.69	705.50	754.86	702.77	802.78	823.43	780.80	761.68	792.17
Peruvian Soles (PEN)	3.24	3.26	3.29	3.36	3.29	3.32	3.32	3.34	3.36	3.34	3.40	3.43	3.55	3.60	3.50
Argentinean Peso (ARS)	19.71	23.55	32.09	37.12	28.12	39.05	43.91	50.56	59.38	48.22	61.55	67.64	73.31	80.06	70.64

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: March 3, 2021.
	By:	/s/ Carlos López-Abadía
Name: Carlos López-Abadía
Title: Chief Executive Officer

	By:	/s/ José Antonio de Sousa Azevedo
Name: José Antonio de Sousa Azevedo
Title: Chief Financial Officer